UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.          )

Toreador Resources Corporation

(Name of Issuer)

Common Stock, par value $0.15626

(Title of Class of Securities)

891050106

(CUSIP Number)

December 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:	☐	Rule 13d-1(b)
	☒	Rule 13d-1(c)
	☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

SCHEDULE 13G
CUSIP No. 891050106			Page 2 of 6

1.	Name of Reporting Person: James R. Anderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Minnesota, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 375,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 375,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.66%[1]

12.	Type of Reporting Person: IN

[1]	Based on a total of 9,337,517 shares outstanding on November 18, 2003, as reported in the Form 10-Q of Toreador Resources Corporation filed November 19, 2003.

CUSIP No. 891050106	Page 3 of 6

Item 1(a)	Name of Issuer:

Toreador Resources Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4809 Cole Avenue, Suite 108
Dallas, Texas 75205

Item 2(a)	Name of Person Filing:

James R. Anderson

Item 2(b)	Address of Principal Business Office:

1106 East College Drive
Box 449
Marshall, Minnesota 56298

Item 2(c)	Citizenship:

Minnesota

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.15626

Item 2(e)	CUSIP No:

891050106

CUSIP No. 891050106	Page 4 of 6

Item 3	Status of Person Filing:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4	Ownership:

	(a)	This statement is filed on behalf of James R. Anderson. As of December 29, 2003, James R. Anderson was the beneficial owner of 560,000 shares of common stock, par value $0.15626 of the Issuer (the “Common Stock”) on an as converted basis, subject to adjustment. James R Anderson is the record holder of 60,000 shares of Series A-1 Preferred Stock of the Issuer, of which each share of Preferred Stock is convertible into 6.25 shares of Common Stock, subject to adjustment (the “Preferred Stock”). James R. Anderson’s wife, Karen S. Anderson is the record holder of 60,000 shares of Common Stock and 20,000 shares of Preferred Stock. Thus, the above reported beneficial ownership includes 375,000 shares of Common Stock, on an as converted basis, subject to adjustment, owned by James R Anderson and 185,000 shares of Common Stock, on an as converted basis, subject to adjustment, owned by Karen S. Anderson.

	(b)	Percent of Class: 5.66%

	(c)	Number of shares as to which each person has:

(i) sole power to vote or to direct the vote: 375,000

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 375,000

(iv) shared power to dispose or to direct the disposition of: 0

CUSIP No. 891050106	Page 5 of 6

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

James R. Anderson’s wife is the beneficial owner of 185,000 shares of common stock, on an as converted basis, subject to adjustment and is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 891050106	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2003
/s/ James R. Anderson

James R. Anderson